Buenos Aires, May 4th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on March 11th, 12th, 13th, 16th, 17th, 18th, 19th, 20th and 25th and April 13th, 15th, 17th, 20th and 21st, 22nd , 23rd, 24th, 27th and 30th 2020, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on March 9th, 2020, as informed to the market on the Relevant Event dated on that same day.

To this regard the Company has acquired, on May 1st, 2020 and the date hereof, 90,000 and 93,000 ADRs (each representative of 25 ordinary shares of the Company), respectively, in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
05-01-20	90,000	9.934300	894,087	SBS Trading S.A.
05-04-20	93,000	9.570600	890,066	SBS Trading S.A.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations